SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Claxson Interactive Group Inc.

(Name of Issuer)

Class A Common Shares, par value $.01

(Title of Class of Securities)

G21912103

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,320,704

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,320,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,320,704

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital (QP) LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

424,040

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

424,040

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

424,040

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Offshore Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

291,377

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

291,377

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

291,377

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,744,744

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,744,744

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,744,744

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

291,377

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

291,377

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

291,377

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,036,121

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,036,121

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,036,121

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Sheehy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,036,121

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,036,121

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,036,121

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the Class A common stock, having par value $.01 per share, (“Common Stock”) of Claxson Interactive Group Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of May 21, 2007 and amends and supplements the Schedule 13D filed on April 16, 2007 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.	Identity and Background.
(a)-(c) and (f)	The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:
•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),
•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),
•	Black Horse Capital Offshore Ltd., a Cayman Islands exempt company (“Offshore Fund”),
•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”),
•	Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”),
•	Dale Chappell, a United States citizen (“Mr. Chappell”) and
•	Brian Sheehy, a United States citizen (“Mr. Sheehy”).

BH Management is the managing general partner of each of Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. The controlling persons of each of BH Management and BH Advisors are Mr. Chappell and Mr. Sheehy.

The principal business address for each of the Domestic Fund, QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 338 S. Sharon Amity Rd, #202, Charlotte, NC 28211.

The principal business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Domestic Fund, QP Fund and Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of BH Advisors is providing investment management services.

The principal business of BH Management is serving as the managing general partner of the Domestic Fund and the QP Fund.

Mr. Chappell’s principal occupation is serving as the managing member of each of BH Advisors and BH Management.

Mr. Sheehy’s principal occupation is serving as the managing member of each of BH Advisors and BH Management.

The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

(d)           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the 2,036,121 shares of Common Stock at an aggregate cost of $20,245,093. The funds used to purchase the shares of Common Stock were obtained from the general working capital of the Domestic Fund, QP Fund and Offshore Fund, as applicable, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own:

(i)            The Domestic Fund owns 1,320,704 shares of Common Stock representing 6.1% of all of the outstanding shares of Common Stock.

(ii)           The QP Fund owns 424,040 shares of Common Stock representing 2.0% of all of the outstanding shares of Common Stock.

(iii)          The Offshore Fund owns 291,377 shares of Common Stock representing 1.3% of all of the outstanding shares of Common Stock.

(iv)          BH Management may be deemed to be the beneficial owner of the 1,744,744 shares of Common Stock held by the Domestic Fund and the QP Fund representing 8.0% of all the outstanding shares of Common Stock.

(v)           BH Advisors may be deemed to be the beneficial owner of the shares of Common Stock held by the Offshore Fund.

(vi)          Messrs. Chappell and Sheehy may each be deemed to be the beneficial owner of the 2,036,121 shares of Common Stock beneficially owned by BH Management and BH Advisors representing 9.4% of all the outstanding shares of Common Stock.

(vii)         Collectively, the Reporting Persons beneficially own 2,036,121 shares of Common Stock representing 9.4% of all of the outstanding shares of Common Stock.

(b)           The Domestic Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 1,320,704 shares of Common Stock held by the Domestic Fund.

The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 424,040 shares of Common Stock held by the QP Fund.

The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 291,377 shares of Common Stock held by the Offshore Fund.

The Domestic Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 1,320,704 shares of Common Stock held by the Domestic Fund.

The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 424,040 shares of Common Stock held by the QP Fund.

The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 291,377 shares of Common Stock held by the Offshore Fund.

(c)	The following transactions were effected by the Domestic Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

23-Apr-07	Common	197	$12.4500
24-Apr-07	Common	458	$12.5000
25-Apr-07	Common	131	$12.0000
26-Apr-07	Common	539	$12.4242
27-Apr-07	Common	7,112	$12.3549

30-Apr-07	Common	14,680	$12.3579
1-May-07	Common	653	$12.7500
2-May-07	Common	1,697	$12.5077
3-May-07	Common	2,417	$12.7291
4-May-07	Common	15,106	$12.5491
7-May-07	Common	18,505	$12.5481
8-May-07	Common	17,599	$12.2500
9-May-07	Common	47,207	$12.6104
11-May-07	Common	756	$12.2500
15-May-07	Common	131	$12.2500
16-May-07	Common	5,378	$12.4494
17-May-07	Common	6,218	$12.7077
18-May-07	Common	134	$12.4500

The following transactions were effected by the QP Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

23-Apr-07	Common	63	$12.4500
24-Apr-07	Common	147	$12.5000
25-Apr-07	Common	42	$12.0000
26-Apr-07	Common	174	$12.4242
27-Apr-07	Common	2,304	$12.3549
30-Apr-07	Common	4,756	$12.3579
1-May-07	Common	211	$12.7500
2-May-07	Common	549	$12.5077
3-May-07	Common	783	$12.7291
4-May-07	Common	4,894	$12.5491
7-May-07	Common	5,995	$12.5481
8-May-07	Common	5,701	$12.2500
9-May-07	Common	15,293	$12.6104
11-May-07	Common	244	$12.2500
15-May-07	Common	42	$12.2500

The following transactions were effected by the Offshore Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

18-Apr-07	Common	37,000	$12.4541
23-Apr-07	Common	40	$12.4500
24-Apr-07	Common	95	$12.5000
25-Apr-07	Common	27	$12.0000
26-Apr-07	Common	112	$12.4242
27-Apr-07	Common	1,484	$12.3549
30-Apr-07	Common	3,064	$12.3579
1-May-07	Common	136	$12.7500
2-May-07	Common	354	$12.5077
15-May-07	Common	27	$12.2500
16-May-07	Common	1,122	$12.4494
17-May-07	Common	1,297	$12.7077
18-May-07	Common	27	$12.4500

The above transactions were effected on the open market.

(d)	Not applicable.
(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	May 21, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF BLACK HORSE CAPITAL OFFSHORE LTD.

1.	Jim Matheson (Director)

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, Massachusetts 02142

Jim Matheson is a General Partner with Flagship Ventures in Cambridge, Massachusetts. Flagship Ventures is a leading early-stage venture capital firm with over $800M in capital under management.

2.	Dale Chappell (Director - See Item 2)
3.	Brian Sheehy (Director - See Item 2)

The Offshore Fund has no executive officers.